As filed with the U.S. Securities and Exchange Commission on July 24, 2013

Securities Act File No. 333-178596

Investment Company Act File No. 811-22647

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒  Registration Statement Under the Securities Act of 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 2

and

☒  Registration Statement Under the Investment Company Act of 1940

☒  Amendment No. 3

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

(Exact Name of Registrant as Specified in Declaration of Trust)

51 MADISON AVENUE, NEW YORK, NY 10010

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(212) 576-7000

Registrant’s Telephone Number, including Area Code

J. Kevin Gao, Esq.

Private Advisors Alternative Strategies Fund

169 Lackawanna Avenue

Parsippany, NJ 07054

Copies of Communications to:

Sander M. Bieber, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006	Kevin M. Bopp, Esq. Private Advisors Alternative Strategies Fund 169 Lackawanna Avenue Parsippany, NJ 07054

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (“Securities Act”) other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

The Post-Effective Amendment will become effective immediately pursuant to Rule 462(d).

_______________

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

PART C—OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

1.	Financial Statements.

Included in Part A: Financial Highlights

Included in Part B: The following financial statements are incorporated by reference to the Registrant’s Annual Report for the fiscal year ended March 31, 2013, filed with the SEC on June 7, 2013.

(1)	Statement of Assets and Liabilities as of March 31, 2013;
(2)	Statement of Operations, for the period from May 1, 2012 (commencement of operations) to March 31, 2013;
(3)	Statement of Changes in Net Assets, for the period from May 1, 2012 (commencement of operations) to March 31, 2013;
(4)	Statement of Cash Flows, for the period May 1, 2012 (commencement of operations) to March 31, 2013; and
(5)	Schedule of Investments as of March 31, 2013.

2.	Exhibits:
a.	Charter.
(i)	Certificate of Trust—Previously filed as Exhibit a(i) to the Registrant’s initial registration statement on Form N-2 on December 16, 2011.*
(ii)	Agreement and Declaration of Trust—Previously filed as Exhibit a(ii) to the Registrant’s initial registration statement on Form N-2 on December 16, 2011.*
(iii)	Agreement and Declaration of Trust, as Amended and Restated as of April 4, 2012—Previously filed as Exhibit 2(a)(iii) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
b.	Bylaws—Previously filed as Exhibit b to the Registrant’s initial registration statement on Form N-2 on December 16, 2011.*
c.	None.
d.	Incorporated by reference herein by reference to Exhibit (a) above.
e.	Form of Dividend Reinvestment Plan—Previously filed as Exhibit 2(e) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
f.	Not applicable.
g.	Investment Advisory Contracts.
(i)	Management Agreement between Registrant and New York Life Investment Management LLC—Previously filed as Exhibit 2(g)(i) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
(a)	Amended and Restated Expense Limitation Agreement dated June 12, 2013—Filed herewith.
(ii)	Subadvisory Agreement between Registrant and Private Advisors, L.L.C.—Previously filed as Exhibit 2(g)(ii) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
h.	Distribution Agreement between Registrant and NYLIFE Distributors—Previously filed as Exhibit 2(h) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
i.	None.
j.	Form of Master Custodian Agreement—Previously filed as Exhibit 2(j) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
k.	Other Material Contracts.
(i)	Form of Master Transfer Agency and Service Agreement—Previously filed as Exhibit 2(k)(i) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
(ii)	Form of Master Administration Agreement—Previously filed as Exhibit 2(k)(ii) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
(iii)	Shareholder Services Plan—Previously filed as Exhibit 2(k)(iii) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
l.	Opinion and Consent of Dechert LLP—Filed herewith.
m.	Not applicable
n.	Consent of Independent Registered Public Accounting Firm—Previously filed as Exhibit 2(n) to Registrant’s Post-Effective Amendment No. 1 on June 14, 2013.*
o.	Not applicable
p.	Subscription Agreement between Registrant and New York Life Investment Management LLC—Previously filed as Exhibit 2(p) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
q.	Not applicable
r.	Codes of Ethics.
(i)	Code of Ethics of Registrant—Previously filed as Exhibit 2(r)(i) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
(ii)	Code of Ethics of New York Life Investment Management Holdings LLC—Previously filed as Exhibit 2(r)(ii) to Registrant’s Post-Effective Amendment No. 1 on June 14, 2013.*
(iii)	Code of Ethics of Private Advisors, L.L.C.—Previously filed as Exhibit 2(r)(iii) to the Registrant’s Pre-Effective Amendment No. 1 on April 17, 2012*
s.	Powers of Attorney—Previously filed as Exhibit 2(s) to the Registrant’s initial registration statement on Form N-2 on December 16, 2011.*

________________________________

*	Incorporated herein by reference.

Item 26.  Marketing Arrangements

Please refer to Item 25(2)(h) above.

Item 27.  Other Expenses of Issuance and Distribution

Not applicable.

Item 28.  Persons Controlled By or Under Common Control with Registrant

Not applicable.

Item 29.  Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s shares as of May 31, 2013.

Title of Class	Number of Record Holders
Beneficial interest	9

Item 30.  Indemnification

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust, Private Advisors Alternative Strategies Fund, Private Advisors Alternative Strategies Master Fund and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII, Section 3 of the Private Advisors Alternative Strategies Fund’s (the “Registrant’s”) Declaration of Trust states as follows:

Section 3. Indemnification.

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, "Agent" means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; "Proceeding" means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and "liabilities" and "expenses" include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i) every person who is, has been or becomes a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof,

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan ("Other Position") and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with the Delaware Act and the 1940 Act. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, "Disabling Conduct") or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, including Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under this Section.

Item 31.  Business and Other Connections of Investment Advisers

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open-end registered management investment companies:  Eclipse Funds, Eclipse Funds Inc., MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

PRIVATE ADVISORS, LLC

Private Advisors, LLC (“Private Advisors”) acts as the subadvisor for Private Advisors Alternative Strategies Master Fund and Private Advisors Alternative Strategies Fund.

The list of officers and directors of Private Advisors, LLC, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Private Advisors, LLC (SEC File No: 801-55696).

Item 32.  Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, at the offices of the Registrant, New York Life Investment Management LLC, 169 Lackawanna Avenue, Parsippany NJ 07054 and at the offices of Private Advisors, L.L.C., 1800 Bayberry Court, Suite 300, Richmond, VA 23226.  Records relating to the duties of the custodian are maintained by State Street Bank and Trust Company at 1 Lincoln Street, Boston, Massachusetts 02110-2990.  Records relating to the duties of the transfer agent are maintained by State Street Bank and Trust Company at 1 Lincoln Street, Boston, Massachusetts 02110-2990.

Item 33.  Management Services

Not applicable.

Item 34.  Undertakings

1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Exchange Act of 1933, as amended (“1933 Act”);

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.
6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on the 24th day of July 2013.

Private Advisors Alternative Strategies Fund

By:   /s/ Stephen P. Fisher

Stephen P. Fisher

President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 24, 2013.

Signature	Title
/s/ Stephen P. Fisher Stephen P. Fisher	President and Principal Executive Officer
/s/ Susan B. Kerley* Susan B. Kerley	Trustee
/s/ John Y. Kim* John Y. Kim	Trustee
/s/ Alan R. Latshaw* Alan R. Latshaw	Trustee
/s/ Peter Meenan* Peter Meenan	Trustee and Chairman of the Board
/s/ Richard H. Nolan, Jr.* Richard H. Nolan, Jr.	Trustee
/s/ Richard S. Trutanic* Richard S. Trutanic	Trustee
/s/ Roman L. Weil* Roman L. Weil	Trustee
/s/ John A. Weisser* John A. Weisser’	Trustee
/s/ Jack R. Benintende Jack R. Benintende	Treasurer and Principal Financial Officer

*By:  /s/ J. Kevin Gao

          J. Kevin Gao

         As Attorney-in-Fact*

*Pursuant to Powers of Attorney previously filed.

SIGNATURES

This Registration Statement contains certain disclosure regarding Private Advisors Alternative Strategies Master Fund (“Master Fund”). The Master Fund has, subject to the next sentence, duly caused this Registration Statement on Form N-2 of Private Advisors Alternative Strategies Fund (“Registrant”) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, in the State New Jersey on the 24th day of July, 2013. The Master Fund is executing this Registration Statement only in respect of the disclosure contained herein specifically describing the Master Fund and hereby disclaims any responsibility or liability as to any other disclosures in this Registration Statement.

PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

By:	/s/ Stephen P. Fisher
Name:	Stephen P. Fisher
Title:	President and Principal Executive Officer

This Registration Statement on Form N-2 of the Registrant has been signed below by the following persons, solely in the capacities indicated and subject to the next sentence on July 24, 2013. Each of the following persons is signing this Registration Statement only in respect of the disclosures contained herein specifically describing the Master Fund and hereby disclaims any responsibility or liability as to any other disclosures in this Registration Statement.

Signature	Title
/s/ Stephen P. Fisher Stephen P. Fisher	President and Principal Executive Officer
/s/ Susan B. Kerley* Susan B. Kerley	Trustee
/s/ John Y. Kim* John Y. Kim	Trustee
/s/ Alan R. Latshaw* Alan R. Latshaw	Trustee
/s/ Peter Meenan* Peter Meenan	Trustee and Chairman of the Board
/s/ Richard H. Nolan, Jr.* Richard H. Nolan, Jr.	Trustee
/s/ Richard S. Trutanic* Richard S. Trutanic	Trustee
/s/ Roman L. Weil* Roman L. Weil	Trustee
/s/ John A. Weisser* John A. Weisser	Trustee
/s/ Jack R. Benintende Jack R. Benintende	Treasurer and Principal Financial Officer

*By: /s/ J. Kevin Gao

J. Kevin Gao,

As Attorney-in-Fact*

*Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

2 (g) (i) (a)	Amended and Restated Expense Limitation Agreement dated June 12, 2013

2 (l)	Opinion and Consent of Dechert LLP